Press Release

BARRICK BEGINS DRILLING ON LONCOR JOINT VENTURE GROUND IN DRC

Toronto, Canada - June 22, 2020 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF") announces that Barrick Gold (Congo) SARL has commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt in the northeast of the Democratic Republic of the Congo ("DRC").  The beginning of the drilling campaign signals a significant step in the sequence of events necessary to assess numerous areas of potential.  Since entering the JV agreement with Loncor in January 2016, Barrick has conducted various exploratory programs to define drill targets, targets that offer the early potential of attaining "Tier 1" status.

Commenting on the start of drilling at Ngayu, Loncor's CEO Arnold Kondrat said: "Barrick continues to illustrate the progress that can be made in the DRC.  Having built the successful Kibali gold mine approximately 220 kms away, Barrick has now embarked on its drilling program at Ngayu, an area that we believe holds the potential for further significant gold discoveries similar to our own Adumbi deposit."

The drilling on the Anguluku prospect is targeting a folded and thrust sequence of mineralised banded ironstone formation ("BIF").  Further drilling is planned to be undertaken by Barrick at the other priority targets of Medere, Makasi, Lybie, Salisa and Bakpau NE in the Imva area in the west of the Ngayu belt (see Figure 1 below).

Loncor Continues to Explore - Imbo Exploitation Permit (Loncor 76.29%)

Outside of the Barrick joint venture, exploration activities by Loncor continued on Loncor's Imbo Project in the east of the Ngayu belt.  The Imbo Project contains 2.5 million ounces of inferred mineral resource (30.65 million tonnes grading 2.54 g/t Au), which includes the 2.19 million ounce inferred mineral resource of the Adumbi deposit (28.97 million tonnes grading 2.35 g/t), with 76.29% of this resource being attributable to Loncor via its 76.29% interest in the Imbo Project.  Fieldwork by Loncor geologists have been focusing on the Imbo East prospect 12 kilometres southwest of the Adumbi deposit, along the same mineralised structural trend.  Gridding, soil and rock sampling are being undertaken over a strike length of 3.6 kilometres at Imbo East.

In addition, two new targets have been generated.  Both these target areas were identified from the compilation and interpretation of previous, historical exploration data including soil geochemistry, rock chip and channel sampling.  At Mambo Bado, 1.5 kilometres northwest of the Adumbi deposit, a prominent geochemical gold in soil anomaly is located on an extensional, E-W structural jog along the 14-kilometre northwest trending mineralised shear zone within the Imbo permit area.  No drilling has been undertaken previously on this promising target.  Two kilometres south of the Adumbi deposit, at Lisala, altered and brecciated BIF with anomalous rock sampling requires further follow up with gridding, soil sampling and additional channel sampling.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (Congo) SARL ("Barrick").  In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in 1,894 km2 of Loncor ground that they are exploring.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and are moving towards confirmation drilling in 2020.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick JV, certain parcels of land within the Ngayu project surrounding and including the Adumbi and Makapela deposits have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Adumbi and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 76.29% of this resource being attributable to Loncor via its 76.29% interest in the project.  The Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Resolute Mining Limited (ASX/LSE: "RSG") owns 26% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Imbo Project is contained in the technical report of Minecon Resources and Services Limited dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling by Barrick and potential gold discoveries, mineral resource estimates, potential mineral resource increases, drill targets, other exploration targets, exploration results, future drilling and other future exploration, and future development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that drilling results (and other exploration results) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, uncertainties relating to the availability and costs of financing, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.

(See Figure 1 on next page)

Figure 1 Ngayu Belt.  Developing Prospectivity, Work Programs and Drill Targets for 2020

(From Barrick Q1 2020 joint venture report)